October 13, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chris White, Branch Chief

Gary Newberry

George Schuler

Re:	Cliffs Natural Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 Form 10-Q for the Fiscal Quarters Ended March 31, 2009
and June 30, 2009 Filed May 1, 2009 and August 1, 2009
File No. 1-08944

Ladies and Gentlemen:

Cliffs Natural Resources Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated September 29, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or before October 16, 2009. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (216) 694-5446.

Securities and Exchange Commission

October 13, 2009

Very truly yours, CLIFFS NATURAL RESOURCES INC.

By:	/s/ George W. Hawk, Jr.
George W. Hawk, Jr. General Counsel and Secretary